Exhibit 99.5

EXECUTION VERSION

Date: _____________________ 2020

From:                           Peak Asia Investment Holdings V Limited (“ADV”)

5 Shenton Way,

#13-03 UIC Building,

Singapore 068808

To:                                         Aesthetic Medical International Holdings Group Limited (the “Company”);

Zhou Pengwu (周鹏武) (“Dr. Zhou”); and

Ding Wenting (丁文婷) (together with Dr. Zhou, the “Founders”, and the Company and the Founders collectively, the “Warrantors”)

c/o Room 1202, Building B,
Zhihui Guangchang,
4068 Qiaoxiang Road, Nanshan District,
Shenzhen, Guangdong Province,
P.R.C. 518053

Attention: The Founders

Dear Sirs,

EXIT PAYMENTS AGREEMENT

1.                                                        INTRODUCTION

1.1                                                 We refer to the convertible note purchase agreement between ADV, the Company and Beacon Technology Investment Holdings Limited dated on or about the date hereof (“Convertible Note Purchase Agreement”). Capitalised terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Convertible Note Purchase Agreement.

1.2                                                 In consideration of ADV agreeing to enter into the Convertible Note Purchase Agreement, the Company has agreed to provide the undertakings set out in this Agreement, and the Founders agree to procure compliance by the Company with its obligations under this Agreement.

2.                                                        EXIT PAYMENTS

2.1                                                 If, on or prior to the date falling two years and six months (or, if agreed in writing between ADV and the Company, three years) after the First Closing Date (the “Payment Date”), (a) the Company raises an aggregate of US$8,000,000 or more in gross proceeds from one or more issuances or sales of Equity Securities (other than the Convertible Notes issued pursuant to the Convertible Note Purchase Agreement); and (b) ADV sells a number of Qualified Exit Shares (as defined below) being or represented by the number of ADRs as set out below and provides the Company with reasonable evidence demonstrating the consideration received by it in such sales, the Company shall pay ADV on the Payment Date the amount set forth opposite such number of ADRs (“Exit Payments”):

	Number of ADRs		Exit Payments (US$)

(i)	826,451 or less (including zero)	:	3,000,000 (or, if Convertible Note II is issued, (i) 3,000,000 plus (ii) 3,000,000

			multiplied by the original principal amount of Convertible Note II divided by 5,000,000)

(ii)	More than 826,451, but less than 1,652,902	:	1,500,000 (or, if Convertible Note II is issued, (i) 1,500,000 plus (ii) 3,000,000 multiplied by the original principal amount of Convertible Note II divided by 5,000,000 )

(iii)	1,652,902 or more	:	0

2.2                                                 “Qualified Exit Shares” means Ordinary Shares or ADRs of the Company that are sold by ADV:

(a)                                through the sale of ADRs at a price not less than US$12 per ADR;

(b)                                to a buyer identified by the Company that is facilitated by the Company; or

(c)                                 in a private placement by ADV,

provided that if a sale in accordance with sub-paragraph (b) or (c) is at a price that is less than US$12 per ADR, the number of Qualified Exit Shares in respect of such sale shall be determined as follows:

Number of Qualified Exit Shares = A  x  X / Y

where:

A is the actual number of ADRs sold;

X is actual sale price per ADR; and

Y is US$12

2.3                                                 In the event the Company undertakes any form of restructuring of its share capital, including, without limitation:

(a)                                consolidation or sub-division or splitting up of its Equity Securities;

(b)                                issue of bonus Equity Securities;

(c)                                 issue of Equity Securities in a scheme of arrangement (including any amalgamation or demerger); and/or

(d)                                reclassification of Equity Securities or variation of rights into other kinds of securities,

then the number of Qualified Exit Shares, for the purposes of determining the number of Qualified Exit Shares under paragraph 2.1, and the price set out in paragraph 2.2, shall be adjusted accordingly.

2.4                                                 To the maximum extent permitted by law, the Company shall ensure, and provide its cooperation and assistance to procure, the occurrence of a sale of the maximum number of

Qualified Exit Shares as soon as practicable after the date of this Agreement and prior to the Payment Date, including, without limitation:

(a)                                making appropriate officers or members of the management team (with appropriate seniority and expertise) reasonably available for participation in due diligence sessions or conference calls, meetings with any bona fide buyer or its agents;

(b)                                to the extent necessary, procuring that its shareholders approve, consent to and vote in favor of, and execute and deliver all agreements, instruments and other documents which ADV may reasonably deem necessary or appropriate in connection with the execution and consummation  the sale of Qualified Exit Shares;

(c)                                 not doing, or omitting to do, any act or thing, which may adversely affect the sale of Qualified Exit Shares.

2.5                                                 If the Company procures a bona fide buyer that has made a bona fide offer to ADV in writing to purchase Qualified Exit Shares in accordance with paragraph 2.2(b) at a price of not less than US$12 per ADR (a “Qualified Sale”), and ADV fails to close such Qualified Sale within thirty (30) Business Days after receiving such offer, the number Qualified Exit Shares that are the subject of such Qualified Sale shall be taken into account for the purposes of determining the number of Qualified Exit Shares under paragraph 2.1. For the avoidance of doubt, ADV shall not be considered to have failed to close such Qualified Sale if:

(a)                                the buyer requests any terms and conditions, including any conditions precedent or warranties, of or in connection with the Qualified Sale that (i) are not customary for transactions of such kind or (ii) would or might cause ADV or its affiliates or officers to violate applicable laws or regulations, in each case, as reasonably determined by ADV;

(b)                                the buyer violates or is unable to comply with any terms and conditions of the Qualified Sale, including any conditions precedent or closing deliverables, that may be agreed between the buyer and ADV; or

(c)                                 the buyer fails to satisfy reasonable KYC procedures of ADV or is from a sanctioned jurisdiction (for the avoidance of doubt, the PRC and the HKSAR shall not be deemed sanctioned jurisdictions for the purposes of this Agreement).

2.6                                                 The undertakings set out in this Agreement shall not be affected by and shall survive any redemption or conversion of the Convertible Notes.

2.7                                                 The Company’s obligations under this Agreement shall be secured by the security created under the Security Documents, unless and until such security is released pursuant to the terms of the relevant Security Documents.

3.                                                        REPRESENTATIONS AND WARRANTIES

3.1                                                 On the date of this Agreement, each Warrantor represents and warrants that:

(a)                                each Warrantor has the legal capacity, power and authority to execute, deliver and perform this Agreement;

(b)                                all actions on the part of each Warrantor necessary for the authorisation, execution, delivery of and the performance of all of its obligations under this Agreement have been taken as of the date hereof;

(c)                                 this Agreement, when executed, will be the valid and binding obligation of each Warrantor, enforceable against each Warrantor in accordance with its terms;

(d)                                the execution and delivery by each Warrantor of this Agreement and the implementation and performance by each Warrantor of all the transactions contemplated hereunder do not and will not:

(i)                                    breach or constitute a default under the Company Charter Documents;

(ii)                                 result in a breach of, or constitute a default under, any contract to which any Warrantor is a party or by which any Warrantor or any of their respective property or assets is bound or result in the creation or increasing of any obligation on any Warrantor (whether to make payment or otherwise) to any Person; or

(iii)                              result in a violation or breach of or default under any applicable laws, regulations, rules or orders of any Governmental Authority, securities exchange or other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment.

4.                                                        GENERAL PROVISIONS

4.1                                                 Each of the parties acknowledges and agrees that the amounts payable by the Company pursuant to paragraph 2 have been negotiated in good faith between the parties, and such amounts are genuine pre-estimates of the losses that ADV will incur should the number of Qualified Exit Shares be below the corresponding number of ADRs as set out in paragraph 2.1.

4.2                                                 All payments by the Company under this Agreement shall be made in United States Dollars in immediately available funds.

4.3                                                 All payments by the Company under this Agreement shall be made, not later than 5 p.m. (Hong Kong time) on the due date, by remittance to such bank account as ADV may notify the Company not less than five days in advance from time to time.

4.4                                                 All payments by the Company under this Agreement shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

4.5                                                 All payments whatsoever under this Agreement shall be made by the Company free and clear of, and without liability for withholding or deduction for or on account of, any present or future taxes, duties or charges of whatever nature (“Tax”) imposed or levied by or on behalf of any applicable jurisdiction, unless the withholding or deduction of such Tax is required by law. If any deduction or withholding for any Tax shall at any time be required in respect of any amounts to be paid by the Company under this Agreement, the Company shall pay to the relevant taxing jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon, and to the extent that such withholding or deduction does not constitute income tax assessed against ADV (no matter in the form of direct taxation, withholding or whatsoever), the Company shall pay to ADV such additional amounts as may be necessary in order that the net amounts paid to ADV pursuant to the terms of this Agreement, after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to ADV under the terms of this Agreement before the assessment of such Tax.

4.6                                                 Any calculation or determination by ADV of any rate or amount under or in connection with this Agreement shall (absent any manifest error) be final, conclusive and binding on the Company.

4.7                                                 Each Warrantor shall do all such other acts and/or execute all such other documents in a form satisfactory to ADV as ADV may reasonably require to give full effect to this Agreement. Each Warrantor shall act in good faith and cooperate with ADV as expeditiously as possible to bring about the transactions contemplated under this Agreement, and not to perform or cause to be performed any act which is likely to frustrate or hinder the transactions contemplated under this Agreement.

4.8                                                 Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such, including in the event of any other obligation or obligations being or becoming invalid, illegal or unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are invalid, illegal or unenforceable the parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

4.9                                                 No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

4.10                                          The express or implied waiver by ADV of any of its rights or remedies arising under this Agreement shall not constitute a continuing waiver of the right or remedy waived or a waiver of any other right or remedy.

4.11                                          This Agreement may be executed in separate counterparts and shall be effective when each party has executed a counterpart.

5.                                                        GOVERNING LAW AND DISPUTE RESOLUTION

5.1                                                 This Agreement shall be governed by, and construed in accordance with, the laws of the HKSAR.

5.2

(a)                                Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

(b)                                The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be three (3) arbitrators. The claimants in the Dispute shall nominate one (1) arbitrator and the respondents in the Dispute shall nominate one (1) arbitrator.  The HKIAC Council shall appoint the third arbitrator, who shall serve as the presiding arbitrator.

(c)                                 The arbitral proceedings shall be conducted in English.  To the extent that the HKIAC Rules are in conflict with the provisions of this Section 5.2, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 5.2 shall prevail.

(d)                                Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(e)                                 The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(f)                                  The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of Hong Kong.

(g)                                 Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h)                                During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Please sign and return a copy of this Agreement to us to confirm your agreement with its terms.

Yours faithfully

Name:
Designation:

For and on behalf of

Peak Asia Investment Holdings V Limited

We acknowledge and confirm our agreement to the terms of the Exit Payments Agreement, of which this is a copy.

THE COMPANY

Name:
Designation:

For and on behalf of

Aesthetic Medical International Holdings Group Limited

The FOUNDERS

Zhou Pengwu (周鹏武)

Ding Wenting (丁文婷)